UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MEDQUIST INC.
(Name of Subject Company)
MEDQUIST INC.
(Name of Persons Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
584949101
(CUSIP Number of Class of Securities)
Mark R. Sullivan
General Counsel, Chief Compliance Officer & Secretary
MedQuist Inc.
1000 Bishops Gate Blvd, Suite 300
Mount Laurel, NJ 08054-4632
(Name, address and telephone number of person authorized to receive notice and communications on behalf of persons filing statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     Name and Address
     The name of the subject company is MedQuist Inc., a New Jersey corporation (“MedQuist Inc.” or the “Company”). The address of the principal executive office of the Company is 1000 Bishops Gate Boulevard, Suite 300, Mount Laurel, New Jersey 08054 and the telephone number is 856-206-4000.
     Securities
     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Statement”) relates is the common stock, no par value per share, of the Company (“Company Common Stock”). As of February 11, 2011, 37,555,893 shares of Company Common Stock were issued and outstanding.
Item 2. Identity and Background of Filing Person.
     Name and Address
     This Statement is being filed by the Company. The name, business address and business telephone number of the Company are set forth in Item 1. “Subject Company Information.” above, which information is incorporated herein by reference.
     Public Exchange Offer
     This Statement relates to the exchange offer by MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited), a Delaware corporation (“MedQuist Holdings”), pursuant to which MedQuist Holdings is offering to acquire all of the outstanding shares of Company Common Stock that MedQuist Holdings does not presently own (the “Public Exchange Offer”). Holders of Company Common Stock that validly tender their shares in connection with the Public Exchange Offer will receive one share of MedQuist Holdings common stock in exchange for each share of Company Common Stock (the “Exchange Ratio”), assuming acceptance of such shares by MedQuist Holdings.
     The terms and conditions of the Public Exchange Offer are disclosed in a final prospectus and offer to exchange, dated February 3, 2011, as amended on February 11, 2011 (together, the “Prospectus”), included in a Registration Statement on Form S-4 originally filed by MedQuist Holdings with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2010, as amended on December 2, 2010, January 28, 2011 and February 2, 2011, and declared effective by the SEC on February 2, 2011 (the “Registration Statement”). The Public Exchange Offer is subject to the terms and conditions set forth in the Prospectus and the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement (the “Transmittal Documents” and together with the Registration Statement, the Prospectus and any and all other documents, agreements or instruments filed with the SEC or delivered to the holders of Company Common Stock in connection with the Public Exchange Offer, the “Public Offer Documents”) and mailed to holders of Company Common Stock.
     The Public Exchange Offer will remain open until 5:00 p.m., New York City time, on March 4, 2011, unless extended or earlier terminated by MedQuist Holdings as provided in the Public Offer Documents.

     The Public Exchange Offer is subject to the satisfaction or waiver by MedQuist Holdings of certain conditions described in the Public Offer Documents. The Public Exchange Offer is not conditioned on any minimum number of shares of Company Common Stock being tendered. On February 4, 2011, MedQuist Holdings listed its common stock on the Global Market of The NASDAQ Stock Market, LLC (“NASDAQ”), on February 9, 2011, MedQuist Holdings completed its U.S. initial public offering (the “MedQuist Holdings IPO”), and on February 11, 2011, MedQuist Holdings consummated the Private Exchange (as defined below), all of which events were conditions to its obligation to consummate the Public Exchange Offer.
     On September 30, 2010, MedQuist Holdings entered into an Exchange Agreement (the “Private Exchange Agreement”) with certain of the Company’s non-controlling shareholders that held, in the aggregate, approximately 12.7% of the outstanding shares of Company Common Stock (the “Private Exchange Shareholders”), which Private Exchange Agreement was amended effective December 30, 2010 (the “Amended Private Exchange Agreement”). Pursuant to the Amended Private Exchange Agreement, the Private Exchange Shareholders agreed to exchange each share of Company Common Stock owned by the Private Exchange Shareholders for one share of MedQuist Holdings common stock (the “Private Exchange”). MedQuist Holdings also agreed to reimburse two of the Private Exchange Shareholders participating in the Private Exchange for certain reasonable and documented legal expenses related to the Private Exchange and their investment in Company Common Stock. In addition, the Private Exchange Shareholders entered into a stockholders agreement with MedQuist Holdings which provides, among other things, certain registration rights with respect to shares of MedQuist Holdings common stock and certain voting rights in connection with the election of MedQuist Holdings’ directors. The closing of the Private Exchange was conditioned upon, among other things, MedQuist Holdings’ completion of the MedQuist Holdings IPO and the listing of its shares of common stock on NASDAQ. The Private Exchange closed on February 11, 2011, which resulted in MedQuist Holdings and its affiliates’ ownership in the Company increasing from 69.5% to 82.2%.
     As of February 11, 2011, after giving effect to the closing of the Private Exchange, MedQuist Holdings owned directly, or indirectly through CBay Inc., a wholly-owned subsidiary of MedQuist Holdings (“CBay Inc.”), 30,867,245 shares of Company Common Stock, representing approximately 82.2% of the issued and outstanding shares of Company Common Stock. In the event MedQuist Holdings does not acquire all of the outstanding shares of Company Common Stock in the Public Exchange Offer but acquires at least 90% of the outstanding shares of Company Common Stock in the Public Exchange Offer, MedQuist Holdings has stated that it may be able to utilize a short-form back-end merger through Section 267 of the Delaware General Corporation Law, or the DGCL, in order to increase its ownership in the Company to 100%, but that it has made no determination to do so.
     Because MedQuist Holdings has substantial voting control over the Company and representation on the Company’s board of directors (the “Board of Directors”), as described below in Item 3. “Past Contacts, Transactions, Negotiations and Agreements,” the Public Exchange Offer could be viewed as a related party transaction, and therefore the Board of Directors requested that the audit committee of the Board of Directors (the “Audit Committee”), which is responsible under its charter to review and approve all related party transactions, evaluate the Public Exchange Offer and provide a recommendation to the Company’s shareholders (other than MedQuist Holdings and its affiliates, and the Private Exchange Shareholders (collectively, the “Excluded Persons”)) with respect thereto. The Audit Committee consists of John Jastrem, Colin O’Brien, Andrew Vogel and Warren Pinckert, each of whom is an independent director unaffiliated with MedQuist Holdings. Except as described below in Item 3. “Past Contracts, Transactions, Negotiations and Agreements,” none of the members of the Audit Committee has any interest in the Private Exchange or the Public Exchange Offer.

     The Registration Statement states that the address of the principal executive office of MedQuist Holdings is 9009 Carothers Parkway, Franklin, Tennessee 37067 and the telephone number is (615) 261-1740.
     The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in any of the Public Offer Documents, including information concerning MedQuist Holdings or its respective affiliates, officers or directors, or actions or events with respect to any of them. The Company takes no responsibility for the accuracy or completeness of such information or for any failure by MedQuist Holdings to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as discussed in this Statement (including any information incorporated herein by reference), to the best of the Company’s knowledge, as of the date of this Statement, there are no material agreements, arrangements or understandings, or actual or potential conflicts of interests between the Company or its affiliates (other than MedQuist Holdings and its affiliates) and (i) the Company’s executive officers or directors or (ii) MedQuist Holdings or its executive officers, directors or affiliates (other than the Company and its subsidiaries).
     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates (other than MedQuist Holdings and its affiliates) and (i) the Company’s executive officers and directors or (ii) MedQuist Holdings or its executive officers, directors and affiliates (other than the Company and its subsidiaries) are described in the Company’s Annual Proxy Statement filed on Schedule 14A with the SEC on November 30, 2010 (the “2010 Proxy Statement”) under the sections entitled “Election of Directors,” “Stock Ownership of our Directors, Executive Officers, and 5% Beneficial Owners” and “Certain Relationships and Related Transactions,” which is exhibit (e)(3) to this Statement and is incorporated by reference herein.
     Ownership of Company Common Stock by MedQuist Holdings
     As of February 11, 2011, before giving effect to the closing of the Private Exchange, MedQuist Holdings, indirectly through CBay Inc., owned 26,085,086 shares of Company Common Stock, representing approximately 69.5% of the issued and outstanding shares of Company Common Stock. As discussed above, upon consummation of the Private Exchange, MedQuist Holdings’ ownership directly, and indirectly through CBay Inc., in the Company increased from 69.5% to 82.2%.
     Ownership of Company Common Stock by Executive Officers and Directors
     The Board of Directors is comprised of eight members. Robert Aquilina, Frank Baker, Peter Berger and Michael Seedman, who are members of the Board of Directors, are also members of the board of directors and, in the case of Messrs. Aquilina and Seedman, executive officers, of MedQuist Holdings.

     The following table sets forth shares of Company Common Stock beneficially owned, as of February 11, 2011, by the executive officers and directors of the Company, which gives effect to the closing of the Private Exchange. The amounts shown include options that are currently exercisable or that may become exercisable within 60 days of February 11, 2011. Unless otherwise indicated, the executive officer or director has the sole voting and dispositive power with respect to shares of Company Common Stock set forth opposite such person’s name.

		Number of Shares
		of Common Stock		Percent of
Name of Executive		Beneficially		Shares
Officer or Director	Position	Owned		Outstanding
Warren E. Pinckert, II	Member of the Board of Directors and Compensation Committee of the Board of Directors; Chairman of the Audit Committee of the Board of Directors	1,000		*
Robert Aquilina	Chairman of the Board of Directors and Chairman of the Compensation Committee of the Board of Directors; Chairman of the board of directors and Chief Executive Officer of MedQuist Holdings	30,867,245	(1)	82.2%
Frank Baker	Member of the Board of Directors and Compensation Committee and Nominating Committee of the Board of Directors; Member of the board of directors of MedQuist Holdings	30,867,245	(1)	82.2%
Peter E. Berger	Member of the Board of Directors and Compensation Committee of the Board of Directors; Chairman of the Nominating Committee of the Board of Directors; Member of the board of directors of MedQuist Holdings	30,867,245	(1)	82.2%
Michael Seedman	Member of the Board of Directors and Nominating Committee of the Board of Directors; Member of the board of directors and Chief Technology Officer of MedQuist Holdings	30,867,245	(1)	82.2%
John F. Jastrem	Member of the Board of Directors and Audit Committee of the Board of Directors	—		—
Colin J. O’Brien	Member of the Board of Directors and Audit Committee of the Board of Directors	26,000		*
Andrew E. Vogel	Member of the Board of Directors and Audit Committee of the Board of Directors	—		—
Peter Masanotti	President and Chief Executive Officer of the Company	197,166	(2)	*
Mark R. Sullivan	General Counsel, Chief Compliance Officer and Secretary of the Company	2,576	(3)	*
Michael Clark	Co-Chief Operating Officer of the Company	29,000	(4)	*
James Brennan	Principal Accounting Officer, Treasurer and Vice President of the Company	—		—
Kevin Piltz	Chief Information Officer of the Company	—		—
Anthony D. James	Chief Financial Officer and Co-Chief Operating Officer of the Company	—		—

(1)	Consists of shares of Common Stock held directly by CBay Inc. and shares of Common Stock that MedQuist Holdings acquired pursuant to the Private Exchange. Each of Messrs. Aquilina, Baker, Berger and Seedman disclaim beneficial ownership of the shares of Common Stock owned by CBay Inc. and MedQuist Holdings.

(2)	Consists of options to purchase 197,166 shares of Company Common Stock held by Mr. Masanotti that may be exercised within 60 days of February 11, 2011.

(3)	Includes options to purchase 2,500 shares of Company Common Stock held by Mr. Sullivan that may be exercised within 60 days of February 11, 2011.

(4)	Consists of options to purchase 29,000 shares of Common Stock held by Mr. Clark that may be exercised within 60 days of February 11, 2011.
     As of February 11, 2011, the directors and executive officers of the Company listed in the table above owned 27,076 shares of Company Common Stock (excluding shares of Company Common Stock held directly by CBay Inc., shares of Company Common Stock acquired by MedQuist Holdings in the Private Exchange and those shares that may be acquired upon exercise of currently exercisable stock options), which represent less than one percent of the outstanding shares of Company Common Stock. If the Company’s directors and executive officers tender such shares in the Public Exchange Offer and such shares are accepted for purchase by MedQuist Holdings, the directors and executive officers will receive an aggregate of 27,076 shares of MedQuist Holdings common stock in exchange for such shares of Company Common Stock tendered to MedQuist Holdings, having a value of approximately $242,872 (based upon the closing price of MedQuist Holdings common stock on February 11, 2011 of $8.97 per share).
     Indemnification of Directors and Executive Officers
     Each of the directors and certain executive officers of the Company is party to an indemnification agreement that provides, among other things, that to the extent permitted by New Jersey law, the Company will indemnify the director or executive officer against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in conjunction with any suit in which he is a party or otherwise involved as a result of his service as a director or an executive officer. In addition, under the director and executive officer indemnification agreements, the Company is required to obtain and maintain insurance policies providing the director and executive officer with coverage for losses in connection with his acts or omissions or to ensure the Company’s performance of its indemnification obligations under the respective indemnification agreement. The rights under the indemnification agreements described above are non-exclusive and are in addition to the indemnification rights of the Company’s executive officers and directors under any provision of the Company’s Certificate of Incorporation and Second Amended and Restated By-Laws, as amended, or under applicable law.
     Material Arrangements between the Company and MedQuist Holdings
     On August 6, 2008, CBay Inc. acquired a 69.5% ownership interest in the Company from Koninklijke Philips Electronics N.V. (“Philips”). As of February 11, 2011, before giving effect to the closing of the Private Exchange, MedQuist Holdings beneficially owned, including through CBay Inc., 26,085,086 shares of Company Common Stock in the aggregate, or approximately 69.5% of all of the issued and outstanding shares of Company Common Stock. Upon consummation of the Private Exchange, MedQuist Holdings and CBay Inc. increased their collective beneficial ownership to approximately 82.2% of the issued and outstanding shares of Company Common Stock. MedQuist Holdings and CBay Inc. collectively have the ability to elect the Company’s entire Board of Directors. In addition, the following directors of the Company are also directors and, in the case of Messrs. Aquilina and Seedman, executive officers, of MedQuist Holdings: Robert Aquilina, Frank Baker, Peter Berger and Michael Seedman. The Prospectus states that following consummation of the MedQuist Holdings IPO and Private Exchange and completion of the Public Exchange Offer, MedQuist Holdings expects to appoint Mr. Masanotti, the Company’s President and Chief Executive Officer, as MedQuist Holdings’ Chief Executive Officer and Mr. James, the Company’s Chief Financial Officer, as MedQuist Holdings’ Chief Financial Officer. In such event, Mr. Aquilina will continue to serve as MedQuist Holdings’ Chairman, but not as its Chief Executive Officer.
     The Company is a party to several related party and intercompany agreements with MedQuist Holdings and/or its affiliates, a summary description of each of which is provided below. The Audit Committee has been charged with the responsibility of approving or ratifying all related party transactions, including all arrangements with MedQuist Holdings and/or its affiliates. To ensure that the terms of the related party transactions are not less favorable than what would be obtained in an arm’s-length transaction, the material terms and conditions of such related party transactions are reviewed and approved by the Audit Committee pursuant to the Company’s Related Party Transaction Policy. The Audit Committee is comprised solely of independent directors, none of whom have an interest in any of the related party transactions. In any situation where the Audit Committee sees fit to do so, a related party transaction may be presented to disinterested members of the Board of Directors for approval or ratification. All of the agreements with MedQuist Holdings and/or its affiliates described below have been reviewed and approved by the Audit Committee.
     Additional information regarding related party transactions is set forth in the 2010 Proxy Statement under the section entitled “Certain Relationships and Related Transactions,” which is exhibit (e)(3) to this Statement and is incorporated by reference herein.
     To the extent the discussion below summarizes any agreement that has been filed by the Company with the SEC, each such summary is qualified in its entirety by reference to the complete text of the applicable agreement, which is incorporated into this Statement by reference. The Company encourages you to read each such agreement carefully and in its entirety.
     Sales & Services Agreement
     On March 9, 2010, MedQuist Transcriptions, Ltd., a wholly-owned subsidiary of the Company, entered into the Sales & Services Agreement (“Sales & Service Agreement”) with CBay Systems & Services, Inc., a wholly-owned subsidiary of MedQuist Holdings (“CBay Systems”), pursuant to which the Company outsources certain medical transcription services to CBay Systems. Under the Sales & Services Agreement, CBay Systems has discontinued its new customer marketing efforts for transcription services to hospitals in North America and has become the exclusive supplier to the Company of Asian-based transcription production services, which are either performed directly by CBay Systems or through a network of third party suppliers managed by CBay Systems. Under the Sales & Services Agreement, the Company pays CBay Systems a per line fee based on each transcribed line of text processed and the specific type of service provided. The initial term of the Sales & Services Agreement will expire on March 10, 2015, and thereafter shall automatically renew for two additional five year terms, unless either party provides the other with written notice of its election to terminate the agreement at the end of the initial term or at the end of a renewal term, provided such notice is provided to the other party not earlier than 12 months nor less than six months prior to the end of the initial term or the applicable renewal term. Either the Company or CBay Systems may terminate the Sales & Services Agreement if the other party materially breaches any term of the agreement, or in the event CBay Systems and its affiliates (other than the Company or its subsidiaries) cease to control, directly or indirectly, the power to vote at least 30% of the Company’s issued and outstanding common equity. On July 26, 2010, MedQuist Transcriptions, Ltd. and CBay Systems entered into Amendment No. 1 to the Sales & Services Agreement to allow for (i) CBay Systems to assign to the Company CBay Systems’ services agreements with its customers that require transcription services to be performed predominantly within the United States, (ii) CBay Systems to license from the Company the use of its DocQment Enterprise Platform, which CBay Systems shall have the right to market to new CBay Systems’ customers on a per line fee basis and for which CBay Systems will pay the Company its costs plus 15% for professional services related to the DocQment Enterprise Platform usage, including implementation, training, maintenance and support, and customization, and (iii) the Company and CBay Systems to provide certain ancillary, non-core services to one another during the term of the Sales & Services Agreement, if mutually agreeable, at the service provider’s cost plus 15%. A copy of the Sales & Services Agreement is filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on May 10, 2010 and is incorporated herein by reference. A copy of Amendment No. 1 to Sales & Services Agreement is filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 9, 2010 and is incorporated herein by reference.
     Subcontracting Agreement
     On March 31, 2009, MedQuist Transcriptions, Ltd. entered into a transcription services subcontracting agreement (“Subcontracting Agreement”) with CBay Systems, pursuant to which CBay Systems subcontracts certain medical transcription, editing and related services to the Company. Under the Subcontracting Agreement, the Company provides the medical transcription, editing and related services to CBay Systems using labor located within the United States using the Company’s DocQment Enterprise Platform. The specific services to be performed are set forth in order forms delivered by CBay Systems to the Company from time to time during the term of the Subcontracting Agreement. On July 26, 2010, MedQuist Transcriptions, Ltd. and CBay Systems entered into Amendment No. 1 to the Subcontracting Agreement, to allow for fees to be paid to the Company by CBay Systems when CBay Systems subcontracts to the Company only a portion of CBay Systems’ operational performance obligations pursuant to CBay Systems’ services agreement with its customer. In those instances when CBay Systems fully subcontracts to the Company all of CBay Systems’ operational performance obligations pursuant to CBay Systems’ services agreement with its customer, the Company receives 98% of the net monthly fees collected by CBay Systems from such customer for the services provided by the Company. In those instances when CBay Systems subcontracts to the Company only a portion of CBay Systems’ operational performance obligations pursuant to CBay Systems’ services agreement with its customer, the Company receives from CBay Systems (i) any of the implementation costs plus 15% incurred by the Company to set up the provision of services by the Company to the CBay Systems’ customer and (ii) the rate mutually agreed upon by the Company and CBay Systems set forth in an order form for the services to be provided by the Company.
     The Subcontracting Agreement will expire on March 31, 2012 unless sooner terminated by either party. Either MedQuist Transcriptions, Ltd. or CBay Systems may terminate the Subcontracting Agreement prior to its expiration for any reason upon at least 6 months prior notice to the other party. In addition, either party may terminate the Subcontracting Agreement immediately upon written notice to the other party in the event the other party breaches any material obligation under the Subcontracting Agreement and fails to cure such breach within thirty days or the other party files for bankruptcy. A copy of the Subcontracting Agreement is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on April 6, 2009 and is incorporated herein by reference. A copy of Amendment No. 1 to Subcontracting Agreement is filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on November 9, 2010 and is incorporated herein by reference.
     Management Services Agreement
     On September 19, 2009, the Company entered into a services agreement (“Management Services Agreement”) with CBay Inc., pursuant to which certain senior executives and directors of CBay Inc. render to the Company, upon the request of the Company’s Chief Executive Officer, certain advisory and consulting services in relation to the affairs of the Company and its subsidiaries. The Management

Services Agreement will remain in effect until the earliest to occur of (i) the end of any calendar quarter if either party gives notice of termination of the Services Agreement to the other party no later than thirty days prior to the end of such calendar quarter, (ii) such time as CBay Inc. or its affiliates (other than the Company and its subsidiaries) control, directly or indirectly, the power to vote less than 30% of the issued and outstanding common equity of the Company, and (iii) such earlier date as the Company and CBay Inc. may mutually agree upon in writing. The Management Services Agreement provides that, in consideration of the management services rendered by CBay Inc. to the Company since July 1, 2009 pursuant to the Management Services Agreement, the Company will pay CBay Inc. a quarterly services fee equal to $350,000, which shall be payable in arrears. A copy of the Management Services Agreement is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 24, 2009 and is incorporated herein by reference.
     Trade Name License Agreement
     On November 23, 2010, the Company entered into a Trade Name License Agreement (“License Agreement”) with MedQuist Holdings, pursuant to which the Company granted MedQuist Holdings a license to use the “MedQuist” trade name to identify MedQuist Holdings’ corporate entity in connection with MedQuist Holdings becoming a publicly-traded company in the United States, to identify the corporate entities which are MedQuist Holdings’ subsidiaries and to identify products and services of MedQuist Holdings and its subsidiaries other than the Company. The Company and MedQuist Holdings believe that MedQuist Holdings’ use of the “MedQuist” trade name by MedQuist Holdings for the permitted uses will mutually benefit both parties. The license is a personal, non-exclusive, non-assignable, non-sublicensable (other than to subsidiaries of MedQuist Holdings) limited license to use, reproduce and display the “MedQuist” trade name, including as trademarks, domain names or other source indicators, in connection with the naming of MedQuist Holdings’ corporate entity and the corporate entities which are subsidiaries of the MedQuist Holdings (other than the Company) and the conduct by MedQuist Holdings and its subsidiaries (other than the Company) of their respective businesses.
     The term of trade name license commenced on November 23, 2010 and will continue until (i) MedQuist Holdings’ termination of the License Agreement for any reason upon written notice to the Company, (ii) the Company’s termination if MedQuist Holdings fails or refuses to perform any obligation created by the License Agreement or MedQuist Holdings breaches the License Agreement and such failure, refusal or breach is not cured within 30 calendar days following notice from the Company, or (iii) automatically terminated, without the need for notice or opportunity to cure, should any of the following occur: (A) MedQuist Holdings becomes bankrupt, (B) MedQuist Holdings ceases to beneficially own a majority of the voting power of the outstanding Company Common Stock or (C) the termination of the Sales & Services Agreement (as described above). A copy of the License Agreement is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 1, 2010 and is incorporated herein by reference.
     Payment of Fee to S.A.C. Private Capital Group, LLC in connection with Spheris Acquisition
     On April 22, 2010, the Company and CBay Inc. completed the acquisition of substantially all of the assets of Spheris Inc. and certain of its affiliates (together, “Spheris”), pursuant to the terms of the Stock and Asset Purchase Agreement, dated April 15, 2010, among the Company, CBay Inc. and Spheris. The acquisition was funded from the proceeds of credit facilities entered into in connection with the acquisition. On May 4, 2010, the Audit Committee approved the payment of, and the Company expensed, a $1.5 million success-based fee to S.A.C. Private Capital Group, LLC (“SAC PCG”) in connection with work performed on the Spheris acquisition. SAC PCG owned a majority of the outstanding common stock of MedQuist Holdings prior to consummation of the MedQuist Holdings IPO, the Private Exchange and the Public Exchange Offer. Two of our directors are Managing Directors of SAC PCG, and two of our directors serve as senior operating consultants to SAC PCG. A copy of the Stock and Asset Purchase Agreement is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on April 21, 2010 and is incorporated herein by reference.
     Company Indebtedness
     On October 1, 2010, the Company, together with MedQuist Transcriptions Ltd. and certain other subsidiaries of the Company, entered into definitive agreements relating to a $310 million financing consisting of a $225 million senior secured credit facility and $85 million of 13% senior subordinated notes. The $225 million senior secured credit facility is led by General Electric Capital Corporation, as administrative agent, and SunTrust Bank, as syndication agent. The facility consists of a $200 million term loan and a $25 million revolving credit facility bearing an interest rate of LIBOR plus 550 basis points and a LIBOR floor of 1.75%. In addition, the revolving credit facility bears a fee of 50 basis points on undrawn amounts. On October 14, 2010, the Company incurred $85.0 million of indebtedness through the issuance of its 13% senior subordinated notes due 2016 pursuant to a note purchase agreement. At the Company’s option, a portion of the interest is payable in the form of additional senior subordinated notes, in which event the interest rate would be 12% paid in cash and 2% paid in the form of additional notes. In addition, on October 14, 2010, the Company incurred $200.0 million of indebtedness under the term loan. Proceeds from the financing were used to refinance the debt incurred in connection with the April 2010 acquisition of the assets of Spheris (as described above) and to pay a special cash dividend of $176.5 million ($4.70 per share) to shareholders of record of the Company as of October 11, 2010. MedQuist Holdings and CBay Inc. guaranteed the Company’s obligations under the senior secured credit facility and the senior subordinated notes. On January 3, 2011, the Company made a $25.0 million cash payment to reduce the principal amount of the term loan under the senior secured credit facility. A copy of the Credit Agreement, dated October 1, 2010, among CBay Inc., MedQuist Holdings, the Company, MedQuist Transcriptions, Ltd. and the lenders and agents parties thereto is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 6, 2010 and is incorporated herein by reference. A copy of the Senior Subordinated Note Purchase Agreement, dated September 30, 2010, among CBay Inc., MedQuist Holdings, the Company, MedQuist Transcriptions, Ltd. and the purchasers parties thereto is filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on October 6, 2010 and is incorporated herein by reference.
     Dividend
     On October 15, 2010, the Company paid a special cash dividend of $4.70 per share to shareholders of record on October 11, 2010 (the “Special Dividend”). MedQuist Holdings received $122.6 million of dividends.
     Treatment of Outstanding Options to Purchase Shares of Company Common Stock
     The Company currently has outstanding options to purchase 895,919 shares of Company Common Stock, having per share exercise prices ranging from $2.22 to $71.00 and a weighted average per share exercise price of $16.76. Mr. Masanotti, the Company’s President and Chief Executive Officer, holds options to purchase 295,749 shares of Company Common Stock having an exercise price of $2.22 per share, of which options to purchase 197,166 shares of Company Common Stock are currently exercisable. Mr. Masanotti’s options are the only options to purchase Company Common Stock having an exercise price less than $8.00, the initial offering price of the MedQuist Holdings common stock in the MedQuist Holdings IPO. The Company understands that MedQuist Holdings has an understanding with Mr. Masanotti to exchange his options to purchase Company Common Stock for options to purchase MedQuist Holdings common stock having an equivalent value. The Company further understands that

MedQuist Holdings intends to allow the remaining options to purchase Company Common Stock to remain outstanding.
Item 4. The Solicitation or Recommendation.
     Solicitation or Recommendation
     After careful consideration, including a thorough review of the Public Exchange Offer with its independent legal and financial advisors, the Audit Committee, at a meeting held on January 21, 2011, has unanimously determined that that the Public Exchange Offer is advisable and in the best interests of and fair to the Company’s shareholders (other than the Excluded Persons).
     Accordingly, and for the other reasons described in more detail below, the Audit Committee unanimously recommends that the Company’s shareholders (other than the Excluded Persons) accept the Public Exchange Offer and tender their shares pursuant to the Public Exchange Offer.
     Background of the Public Exchange Offer
     The Company was established in 1970 and developed a computer-based medical transcription package that replaced tape and cassette recorders with digital recording equipment. The Company purchased Transcriptions Ltd. in May 1994, and grew quickly over the next few years through sales and acquisitions of smaller transcription service organizations. Philips purchased approximately 60% of the outstanding Company Common Stock in June 2000, and later increased its holdings to 69.5%. With several strategic acquisitions in 2001 and 2002, the Company obtained the technology and expertise to offer comprehensive document workflow management products and solutions. In August 2008, Philips sold its 69.5% ownership interest in the Company to CBay Inc. for a total consideration of $287 million. The transaction was completed following the subscription to approximately 20 million new shares of MedQuist Holdings by S.A.C. PEI CB Investment, L.P.
     Additionally, as described above, in April 2010, the Company completed the purchase of the domestic business of Spheris while CBay Inc. simultaneously acquired the stock of Spheris India Private Limited, a subsidiary of Spheris.
     Since MedQuist Holdings first acquired 69.5% of the outstanding shares of Company Common Stock from Philips, it and the Company have from time to time discussed ways to combine the two companies in order to (i) avoid confusion among their customers, since both companies were at times competing to offer the same services to the same customers, (ii) create a simpler, unified capital structure in which the interests of the stockholders of both companies would be completely aligned, (iii) eliminate the complications of the two companies working together because of the related party nature of any collaboration, which requires Audit Committee approval of each relationship between the Company and MedQuist Holdings, (iv) reduce the duplicative costs resulting from both companies being publicly-traded and (v) create greater liquidity for the stockholders of both companies. However, as discussed under Item 8. “State Takeover Laws”, the Company, as a New Jersey corporation, is prohibited by the New Jersey Business Corporation Act from engaging in certain business combinations with MedQuist Holdings until August 2013, the fifth anniversary following MedQuist Holdings’ acquisition of its 69.5% interest in the Company.
     At an Audit Committee meeting held on May 4, 2010, Mr. Pinckert updated the Audit Committee on his discussions with Mr. Berger regarding a possible debt financing to provide the Company with funds to pay a special dividend to stockholders, followed by an offer by MedQuist Holdings to exchange shares of its common stock for shares of Company Common Stock. At the meeting, Fulbright & Jaworski

L.L.P., counsel to the Audit Committee (“Fulbright”), reviewed with the directors their fiduciary duties in connection with any transaction with MedQuist Holdings that would result in the Company ceasing to be a publicly-traded company.
     On September 15, 2010, Fulbright met with Simpson Thacher & Bartlett LLP (“Simpson”), counsel to the Company in connection with the Proposed Debt Financing (as defined below) and to MedQuist Holdings in connection with the Private Exchange and the MedQuist Holdings IPO, Lazard Frères & Co. LLC (“Lazard”), financial adviser to the Company in connection with the Proposed Debt Financing and one of the representatives of the underwriters for the proposed MedQuist Holdings IPO, and Peter Berger, a director of the Company and MedQuist Holdings, to receive a briefing on the proposed reorganization, consisting of (i) the Company borrowing approximately $300 million (the “Proposed Debt Financing”) to refinance certain indebtedness incurred in connection with the Spheris acquisition and to pay the Special Dividend, (ii) the Private Exchange, (iii) the MedQuist Holdings IPO and (iv) the Public Exchange Offer (collectively, the “Proposed Reorganization”). Mr. Pinckert, the Chairman of the Audit Committee, participated in the meeting by telephone. At the meeting, Mr. Berger reviewed with Mr. Pinckert and representatives of Fulbright the various options MedQuist Holdings had considered to combine the two companies, the status of the negotiations with the Private Exchange Shareholders regarding the Private Exchange Offer, the status of the proposed MedQuist Holdings IPO and the status of the Proposed Debt Financing. Mr. Berger advised that the Company was in the process of retaining a nationally recognized financial advisory firm (the “Outside Financial Advisory Firm”) to provide the Company with certain advice with respect to certain financial implications of the Proposed Debt Financing and the Special Dividend.
     On September 17, 2010, the Audit Committee met by telephone to discuss the Proposed Reorganization. Representatives of Fulbright and Mr. Pinckert summarized for the Audit Committee their September 15, 2010 meeting with representatives of Simpson and Lazard and Mr. Berger. Fulbright reviewed with the Audit Committee their fiduciary duties with respect to the Proposed Reorganization. The Audit Committee then discussed a work plan with respect to the Proposed Reorganization, which included:
     (i) meeting with Company management to understand their view of the Proposed Reorganization and management’s views regarding the feasibility of the projections for the period of the Proposed Debt Financing (including the principal assumptions on which the projections are based) and compliance with the financial covenants of the Proposed Debt Financing;
     (ii) meeting with MedQuist Holdings’ chief financial officer regarding MedQuist Holdings’ financial performance on a stand-alone basis (i.e., not consolidated with the Company) and MedQuist Holdings’ stand-alone projections for the period of the Proposed Debt Financing (including the principal assumptions on which the projections are based), including the feasibility of such projections for the period of the Proposed Debt Financing; and
     (iii) meeting with the Outside Financial Advisory Firm to discuss the scope of the financial advice they would be providing with respect to the Proposed Debt Financing and the Special Dividend.
     On September 21, 2010, the Audit Committee met by telephone with Mr. Aquilina, the Chairman of the Board of the Company and MedQuist Holdings, Mr. Berger, representatives of Fulbright, the Outside Financial Advisory Firm, KPMG LLP, the Company’s and MedQuist Holdings’ independent registered public accounting firm (“KPMG”), Lazard and Simpson. Mr. Berger updated the Audit Committee on the status of the Proposed Reorganization and summarized the due diligence performed by the lenders in connection with the Proposed Debt Financing. The Outside Financial Advisory Firm

reviewed with the Audit Committee the work they would be performing in order to provide the Company with certain advice with respect to certain financial implications of the Proposed Debt Financing and the Special Dividend.
     On September 23, 2010, the Audit Committee met by telephone with Messrs. Aquilina and Berger, Peter Masanotti, the Company’s President and Chief Executive Officer, Mark Sullivan, the Company’s General Counsel, Chief Compliance Officer & Secretary, Clyde Swoger, MedQuist Holdings’ chief financial officer, Walter Loh, a financial consultant to the Company, and representatives of Fulbright and KPMG. Mr. Masanotti reviewed with the Audit Committee why management was in favor of the Proposed Reorganization, noting that:
     (i) combining the two companies should increase operating efficiencies between the Company and MedQuist Holdings, should increase productivity at both companies and should result in cost savings, all of which should benefit the Company’s customers;
     (ii) combining the two companies would eliminate confusion among customers of the Company and MedQuist Holdings;
     (iii) the Company Common Stock was trading at a multiple below that of the Company’s competitors, which management believed was due to the Company’s complex capital structure; and
     (iv) combining the two companies, with the Company’s shareholders owning MedQuist Holdings stock, should increase liquidity because more of the stock would be held by the non-control group.
Mr. Masanotti reviewed with the Audit Committee the Company’s projections, including the drivers of the projections and the principal assumptions, which included increased performance of transcription services outside the United States, increased use of speech recognition technology, synergies from combining the operations of the Company, MedQuist Holdings and Spheris and revenue growth. The Audit Committee asked questions and discussed the Company’s projections with Mr. Masanotti and Mr. Loh. Mr. Swoger reviewed MedQuist Holdings’ historical performance on a “stand-alone” basis (i.e., exclusive of MedQuist Inc.), as well as the MedQuist Holdings’ projections, including the drivers of the projections and the principal assumptions. The Audit Committee asked questions and discussed MedQuist Holdings’ projections with Mr. Swoger.
     On September 27, 2010, the Audit Committee met by telephone with Messrs. Aquilina, Berger, Masanotti, Sullivan and Loh, Dominick Golio, the Company’s chief financial officer at the time, and representatives of Fulbright, the Outside Financial Advisory Firm and Lazard. Lazard reviewed with the Audit Committee the services it performed for the Company in connection with the Spheris acquisition and the Proposed Debt Financing and the services it was performing for MedQuist Holdings in connection with the proposed MedQuist Holdings IPO, including a review of the public offering market and the feasibility of MedQuist Holdings being able to complete a public offering in the near future. The Outside Financial Advisory Firm reviewed with the Audit Committee its analysis with respect to certain financial implications of the proposed Debt Financing and Special Dividend. The Audit Committee then approved the related party portion of the Proposed Debt Financing and the payment of the Special Dividend.

     On September 30, 2010, the Board of Directors met by telephone with Messrs. Masanotti, Sullivan and Golio, Scott Bowman, the Company’s controller, and James Brennan, the Company’s chief accounting officer, and representatives of the Outside Financial Advisory Firm. Mr. Pinckert informed the Board of Directors that the Audit Committee had approved the related party portion of the Proposed Debt Financing and the payment of the Special Dividend. The Board of Directors approved Proposed Debt Financing and the payment of the Special Dividend.
     On October 1, 2010, the Company consummated the Proposed Debt Financing. On October 15, 2010, the Company paid the Special Dividend.
     On November 19, 2010 the Audit Committee and representatives of Fulbright met by telephone with representatives of Moelis & Company LLC (“Moelis”) and the Outside Financial Advisory Firm to choose one of them to act as the Audit Committee’s financial advisor in connection with its consideration of the Public Exchange Offer. Following the interviews, the Audit Committee engaged Moelis as its financial advisor.
     On November 22, 2010, the Audit Committee met by telephone with representatives of Fulbright and Moelis to discuss a work plan in order for the Audit Committee to be in a position to recommend or not recommend the Public Exchange Offer to the Company’s shareholders (other than the Excluded Persons).
     On December 20, 2010, the Audit Committee met by telephone with Anthony James, the Company’s Chief Financial Officer, Mr. Sullivan and representatives of Fulbright and Moelis. At the meeting Mr. James reviewed the Company’s most recent projections, focusing in particular on changes to the projections presented to the Audit Committee in September 2010 in connection with its review of the Proposed Debt Financing and the Special Dividend.
     On December 23, 2010, the Audit Committee met by telephone with representatives of Fulbright and Moelis. Representatives of Moelis updated the Audit Committee on its work to date in its financial analysis of the Public Exchange Offer.
     On January 5, 2010, the Audit Committee met with representatives of Fulbright and Moelis to discuss the Public Exchange Offer. At the meeting, representatives of Moelis discussed its financial analysis of the Public Exchange Offer with the Audit Committee.
     During December 2010 and January 2011 representatives of Moelis had several conversations with the financial staffs of the Company and MedQuist Holdings regarding the financial projections provided by each company to Moelis in connection with its financial analysis of the Public Exchange Offer.
     On January 21, 2011, the Audit Committee met by telephone with representatives of Fulbright and Moelis to discuss the Public Exchange Offer. Representatives of Fulbright and Moelis reviewed with the Audit Committee the proposed terms of the Public Exchange Offer. Representatives of Moelis then presented its financial analysis of the Public Exchange Offer and, following a discussion of such analysis with the Audit Committee, delivered an oral opinion, subsequently confirmed in writing, that based upon and subject to the assumptions, factors and qualifications set forth in its opinion, as of the date of the opinion, the Exchange Ratio to be received by the shareholders of the Company in the Public Exchange Offer was fair from a financial point of view to such shareholders, other than the Excluded Persons. After further discussion of the benefits and risks to the Company’s shareholders (other than the Excluded Persons) of the Public Exchange Offer, the Audit Committee determined that that the Public Exchange Offer is advisable and in the best interests of and fair to the Company’s shareholders (other than the

Excluded Persons) and resolved to recommend that the Company’s shareholders (other than the Excluded Persons) tender their shares of Company Common Stock pursuant to the Public Exchange Offer.
     On February 4, 2011, following the closing of the market the Audit Committee met by telephone with Messrs. Berger, James, Masanotti and Sullivan, representatives of Fulbright, Moelis and Simpson and representatives of Lazard Capital Markets LLC and Macquarie Capital (USA) Inc., the representatives of the underwriters in the MedQuist Holdings IPO. Mr. Berger and the representatives of the underwriters reviewed with the Audit Committee the process surrounding the MedQuist Holdings IPO and the pricing of the offering, and their view of why the initial offering price was below the expected range. Following this presentation, the Audit Committee met with representatives of Fulbright and Moelis to discuss whether the pricing of the MedQuist Holdings IPO had any effect on the recommendation of the Audit Committee.
     On February 14, 2011, the Audit Committee met by telephone with representatives of Fulbright and Moelis to discuss the Public Exchange Offer. Following a discussion, the Audit Committee determined to maintain their recommendation that the Company’s shareholders (other than the Excluded Persons) tender their shares of Company Common Stock pursuant to the Public Exchange Offer.
     In addition, Mr. Berger provided the Board of Directors with regular updates on the status of the Private Exchange, the Public Exchange Offer and the MedQuist Holdings IPO at Board of Directors meetings held on May 5, 2010, June 29, 2010, August 19, 2010, September 13, 2010, September 17, 2010, September 30, 2010, November 3, 2010, December 16, 2010 and January 19, 2011.
     Reasons for the Audit Committee’s Recommendation
     The Audit Committee, based on its familiarity with the Company’s business, operations, financial condition, competitive position, business strategy and prospects, and general industry, economic and market conditions, including the inherent risks and uncertainties in the Company’s business, in each case on a historical, current and prospective basis, viewed the following factors as being generally favorable with respect to the Public Exchange Offer:
•	the support of Company management for the Public Exchange Offer;

•	the view of the Company’s management that:
•	combining the two companies should increase operating efficiencies between the Company and MedQuist Holdings, increase productivity at both companies and result in cost savings, all of which should benefit the Company’s customers; and

•	combining the two companies should eliminate confusion among customers of the Company and MedQuist Holdings;
•	combining the two companies would eliminate the issues raised by transactions between the Company and MedQuist Holdings, which the Audit Committee believes leads to inefficiencies;

•	prior to the announcement of the Private Exchange and MedQuist Holdings’ intention to conduct the Public Exchange Offer, the Company Common Stock was trading at a multiple below that of the Company’s competitors, which was believed to be due to the Company’s complex capital structure;

•	combining the two companies, with the Company’s shareholders owning MedQuist Holdings common stock, should increase liquidity because more of the publicly-traded common stock would be held by the non-control group;

•	the decreased liquidity of the Company Common Stock if the Private Exchange were completed, as MedQuist Holdings would own approximately 82.2% of the outstanding Company Common Stock;

•	that the Company’s shareholders would be able to continue to participate in the growth of the Company’s through their ownership of MedQuist Holdings common stock, more directly receive the benefits of the lower costs of performing transcription services offshore and participate in any appreciation in value of the combined company;

•	the Company’s shareholders cannot be forced to accept the Public Exchange Offer and tender their shares and therefore if they wish can elect to remain shareholders of the Company, although the Audit Committee acknowledged that the Company Common Stock might be delisted from NASDAQ and that MedQuist Holdings has stated that, depending on its ownership of the Company, it may be able to utilize a short-form back-end merger in order to increase its ownership in the Company to 100%;

•	the Exchange Ratio is the same as the exchange ratio in the Private Exchange, which was negotiated by MedQuist Holdings with several significant and sophisticated shareholders of the Company, including shareholders who had in the past commenced a lawsuit against the Company, Philips, MedQuist Holdings, SAC PCG and certain former directors of the Company relating to Philips sale of its interest in the Company to MedQuist Holdings; the Audit Committee did acknowledge that MedQuist Holdings had also agreed to reimburse two of the shareholders participating in the Private Exchange for certain reasonable and documented legal expenses related to the Private Exchange and to other matters relating to their investment in Company Common Stock;

•	given that MedQuist Holdings already owned approximately 69.5% of the outstanding Company Common Stock and had the right to acquire an additional 12.7% through the Private Exchange, it appeared unrealistic for the Audit Committee to believe that a more attractive alternative proposal would be forthcoming from an unrelated third party;

•	the Public Exchange Offer should generally be a tax free exchange for Company shareholders electing to accept the Public Exchange Offer who are U.S. holders;

•	the oral opinion of Moelis (subsequently confirmed in writing dated as of January 21, 2011), that, as of the date of its opinion and based on the assumptions and subject to the limitations and qualifications set forth therein, the Exchange Ratio to be received by the shareholders of the Company in the Public Exchange Offer was fair from a financial point of view to the Company’s shareholders (other than the Excluded Persons);

•	the analyses performed by Moelis in connection with its fairness opinion, including Moelis’ selected public company, selected transaction and discounted cash flow analyses; and

•	the projected future performance of MedQuist Holdings on a combined basis.
     The Audit Committee considered the following factors to be generally negative with respect to the Public Exchange Offer:

•	the Company’s shareholders (other than the Excluded Persons) would not have the opportunity to participate in the Company’s future earnings growth and future profits as an independent company;

•	the Company and MedQuist Holdings may not be successful in integrating their operations and achieving economies of scale and that the Company’s shareholders (other than the Excluded Persons), as stockholders of MedQuist Holdings, may not realize any potential benefits of a combined company;

•	the risks related to the Public Exchange Offer and to the ownership of MedQuist Holdings common stock set forth in the sections of the Prospectus entitled “Risk Factors—Risks Related to the Public Exchange Offer” and “—Risks Related to Our Common Stock”;

•	the possibility that the price of the MedQuist Holdings common stock at the time of the closing of the Public Exchange Offer could be less than the price of the Company Common Stock on January 20, 2011, the last day prior to the date the Audit Committee resolved to recommend the Public Exchange Offer, reducing the value of the MedQuist Holdings common stock to be received by virtue of the Exchange Ratio from the anticipated value on January 20, 2011, based on the midpoint of the expected range of the initial offering public offering price of the MedQuist Holdings common stock in the MedQuist Holdings IPO set forth in MedQuist Holdings’ preliminary prospectus dated January 21, 2011; and

•	the fact that certain of the Company’s directors and executive officers may have an interest in the Public Exchange Offer that may be different from, or in addition to, those of the Company’s other shareholders (other than the Excluded Persons), as a result of agreements with MedQuist Holdings and its affiliates referred to in Item 3 of this Statement.
     The foregoing discussion of the factors considered by the Audit Committee is not intended to be exhaustive but summarizes the material factors and risks considered by the Audit Committee in making its recommendation. After considering these factors, the Audit Committee concluded that the positive factors relating to the Public Exchange Offer substantially outweighed the potential negative factors. In view of the variety of factors considered in connection with its evaluation of the Public Exchange Offer and the complexity of these matters, the Audit Committee did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The Audit Committee conducted an overall analysis of the factors described above, including discussions with the management team and outside legal and financial advisors. In considering the factors described above, individual members of the Audit Committee may have given different weight to different factors.
     Opinion of Moelis & Company LLC
     At the meeting of the Audit Committee on January 21, 2011, Moelis delivered its oral opinion, which was later confirmed in writing, that based upon and subject to the conditions and limitations set forth in its written opinion, as of January 21, 2011, the Exchange Ratio to be received by the shareholders of the Company in the Public Exchange Offer is fair, from a financial point of view, to such shareholders, other than the Excluded Persons.
     The full text of Moelis’ written opinion dated January 21, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this document and is incorporated herein by reference. Shareholders are urged to read Moelis’ written opinion carefully and in its entirety. The following summary describes the material analyses underlying Moelis’ opinion, but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion. Moelis’ opinion is limited solely to the fairness of the Exchange Ratio from a financial point of view as of the date of the opinion and does not address the Company’s underlying business decision to recommend the Public Exchange Offer to its shareholders or the relative merits of the Public Exchange Offer as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion does not constitute a recommendation to any Company shareholder as to whether such shareholder should tender shares of Company Common Stock in the Public Exchange Offer or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.
     In arriving at its opinion, Moelis, among other things:
•	reviewed certain publicly available business and financial information relating to the Company and MedQuist Holdings that Moelis deemed relevant;

•	reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Moelis by the Company;

•	reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of MedQuist Holdings, furnished to Moelis by MedQuist Holdings;

•	reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the combined company, furnished to Moelis by the Company and MedQuist Holdings;

•	conducted discussions with members of senior management and representatives of the Company and MedQuist Holdings concerning the matters described in the foregoing;

•	reviewed publicly available financial and stock market data, including valuation multiples, for the Company and MedQuist Holdings and compared them with those of certain other companies in lines of business that Moelis deemed relevant;

•	compared the proposed financial terms of the Public Exchange Offer with the financial terms of certain other transactions that Moelis deemed relevant;

•	considered certain potential pro forma effects of the Public Exchange Offer;

•	reviewed drafts of the exchange offer documents, dated January 4, 2011; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.
     In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by Moelis for the purpose of its opinion and has, with the consent of the Audit Committee, relied on such information being complete and accurate in all material respects. In addition, with the consent of the Audit Committee, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or MedQuist Holdings, nor was Moelis furnished with any such evaluation or appraisal. In addition, with respect to the forecasted financial information referred to above, Moelis assumed, at the direction of the Audit Committee, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and MedQuist Holdings as to the future performance of their respective companies and the best currently available estimates and judgments of the management of the Company and MedQuist Holdings as to the future performance of the combined company and that such future financial results of the combined company will be achieved at the times and in the amounts projected by management of the Company and MedQuist Holdings.
     Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion. Moelis assumed, with the consent of the Audit Committee, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Public Exchange Offer would be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company or MedQuist Holdings or on the expected benefits of the Public Exchange Offer.
Financial Analyses
     The following is a summary of the material financial analyses presented by Moelis to the Audit Committee at its meeting held on January 21, 2011, in connection with the delivery of its oral opinion at that meeting and its subsequent written opinion. The calculations in the analyses included in Moelis’ presentation to the Audit Committee and the oral opinion delivered on January 21, 2011 were made before, and did not reflect, a reverse share split whereby every 4.5 shares of MedQuist Holdings common stock outstanding prior to MedQuist Holdings’ redomiciliation were converted into one share of MedQuist Holdings common stock upon MedQuist Holdings’ redomiciliation from a British Virgin Islands company to a Delaware corporation. The calculations in the analyses summarized below have been adjusted to reflect the reverse share split.
     Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.
Selected Publicly Traded Analysis
     Moelis compared selected financial metrics of the Company with similar data for two publicly traded companies (MedQuist Holdings and Transcend Services). Moelis selected these companies based on a number of criteria, including the nature of the companies’ operations, size and target markets. Moelis focused on medical transcription companies. For each of the selected companies, Moelis calculated various valuation multiples, including:
•	the ratio of total enterprise value to earnings before interest, taxes, depreciation, and amortization, or EBITDA, for the twelve months, or LTM, ended September 30, 2010

•	the ratio of total enterprise value to estimated EBITDA for the 2010 calendar year

•	the ratio of total enterprise value to estimated EBITDA for the 2011 calendar year

•	the ratio of price to earnings for the LTM ended September 30, 2010

•	the ratio of price to estimated earnings for the 2010 calendar year

•	the ratio of price to estimated earnings for the 2011 calendar year

     The calculations for the Company and MedQuist Holdings below were based on closing trading prices on January 19, 2011 and forecasted financial information provided by the Company’s and MedQuist Holdings’ managements, respectively. For MedQuist Holdings, closing trading prices were for its common stock formerly traded on the Alternative Investment Market, or AIM, of the London Stock Exchange, which has been delisted. The calculations for Transcend Services below were based on closing trading price on January 19, 2011, publicly available information and consensus estimates for 2010 and 2011 from Capital IQ. The following table summarizes the above multiples companies for the selected companies:

	Enterprise	EV/EBITDA						P/E
	Value
	(millions)	LTM 9/30		2010E		2011E		LTM 9/30		2010E	2011E
MedQuist, Inc.	$559	7.7	x	6.7	x	5.6	x	14.3	x	NM	9.5	x
MedQuist Holdings Inc.	351	12.2		7.5		6.2		NA		NM	10.7
Transcend Services, Inc.	186	11.1		10.4		8.4		27.9		22.5	17.4

     In the table above, the Company and MedQuist Holdings price to earnings ratios for 2010 are “NM” due to Spheris Inc. acquisition adjustments and the consummation of the Proposed Reorganization. For MedQuist Holdings, net income includes MedQuist Holdings standalone net income plus 69.5% of the Company’s net income, and EBITDA excludes the Company’s EBITDA.
     Based on the foregoing, Moelis applied multiple ranges of 6.50x to 7.50x to the Company’s 2010 EBITDA and 8.00x to 9.00x to MedQuist Holdings’ 2010 EBITDA, 5.50x to 6.00x to the Company’s 2011 EBITDA and 5.50x to 6.50x to MedQuist Holdings’ 2011 EBITDA and 9.00x to 11.00x to the Company’s 2011 earnings per share, or EPS, and 10.00x to 12.00x to MedQuist Holdings’ 2011 EPS. The following table summarizes the resulting calculations of implied prices per share and exchange ratios:

	Company Implied Price Per Share		MedQuist Holdings Implied Price Per		Implied Exchange Ratio
			Share
	Low	High	Low	High	Low		High
2010E EBITDA	$8.50	$10.71	$9.61	$11.63	0.731	x	1.114	x
2011E EBITDA	8.65	9.97	9.16	10.63	0.814		1.088
2011E EPS	8.53	10.42	9.17	11.01	0.775		1.136

Selected Transaction Analysis
     Moelis compared selected transaction metrics of the Public Exchange Offer with similar data for three precedent transactions. Moelis selected the transactions based on a number of criteria, including the nature of the target companies’ operations, size and target markets. Moelis focused on medical transcription companies.
     For each of the selected transactions, Moelis calculated various valuation multiples, including the ratio of enterprise value to revenue and enterprise value to EBITDA for the identified target company for the LTM prior to the announcement of the transaction and the next financial year after the completion of the transaction.
     All calculations of multiples for the transactions identified below were based on publicly available information or information from Capital IQ or Merger Market. The following table summarizes the range of multiples for the selected transactions:

Announce			Equity	Transaction	EV/Revenue		EV/EBITDA
Date	Acquirer	Target	Value	Value	LTM	FY+1	LTM	FY+1
Selected Non-Change of Control Transaction
12/30/10(1)	MedQuist Holdings Inc.	MedQuist Inc.(2)	$47	$76	1.4x	1.5x	7.2x	6.1x
Selected Change of Control Transactions

Announce			Equity	Transaction	EV/Revenue		EV/EBITDA
Date	Acquirer	Target	Value	Value	LTM	FY+1	LTM	FY+1
02/03/10	MedQuist, Inc.	Spheris, Inc.	116	308	2.1	N/A	5.8	N/A
05/22/08	CBaySystems Holding Ltd.	MedQuist, Inc.	413	260	0.8	N/A	38.4	N/A

(1)	Transaction originally announced on October 1, 2010 and amended on December 30, 2010.

(2)	Private Exchange. This transaction was adjusted to include only 12.7% of the total Equity Value and Transaction Value and respective Revenue and EBITDA statistics due to the percent of minority shareholders tendering in the Private Exchange.
Discounted Cash Flow Analysis
     The Company. Moelis performed a discounted cash flow analysis of the Company using projections prepared by the Company’s management. Such management projections were pro forma for the acquisition of Spheris as if such acquisition had occurred on January 1, 2010 and included $12.0 million of synergies expected to be realized in 2010. Moelis calculated a range of implied present values (as of December 31, 2010) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from January 1, 2011 through calendar year 2015 using discount rates ranging from 11% to 13%. Implied terminal values were derived by applying to the Company’s calendar year 2015 estimated EBITDA a range of EBITDA terminal value multiples of 5x to 6x. Present values of cash flows and terminal values were calculated using discount rates ranging from 11% to 13%. The discounted cash flow analysis resulted in a range of implied present values of approximately $10.08 to $12.96 per share of Company Common Stock.
     MedQuist Holdings. Moelis performed a discounted cash flow analysis of MedQuist Holdings using projections prepared by MedQuist Holdings’ management on a standalone basis excluding the Company. Moelis calculated a range of implied present values (as of December 31, 2010) of the standalone unlevered, after-tax free cash flows that MedQuist Holdings was forecasted to generate from January 1, 2011 through calendar year 2015 and of terminal values for MedQuist Holdings based on MedQuist Holdings’ calendar year 2015 estimated EBITDA. Implied terminal values were derived by applying to MedQuist Holdings’ calendar year 2015 estimated EBITDA a range of EBITDA terminal value multiples of 5.50x to 6.50x. Present values of cash flows and terminal values were calculated using discount rates ranging from 11.5% to 13.5%. The discounted cash flow analysis resulted in a range of implied present values of approximately $5.26 to $6.18 per share of MedQuist Holdings common stock on a standalone basis, excluding the Company, and a range of implied present values of approximately $12.52 to $15.50 per share of MedQuist Holdings common stock, including the Company.
     Implied Exchange Ratios. Moelis then calculated a range of implied exchange ratios of 0.650 to 1.036 based on the ranges of implied present values of Company Common Stock and MedQuist Holdings common stock.
Other Financial Analyses
     Moelis also reviewed specific estimated future operating and financial information including, among other things, revenues, adjusted EBITDA (which excludes restructuring, unusual items and long term incentive plan costs) and net income for the Company, MedQuist Holdings and the combined entity resulting from the Private Exchange and the Public Exchange Offer (assuming 100% acceptance of the Public Exchange Offer) based on the Company and MedQuist Holdings managements’ financial forecasts for 2011, 2012, 2013, 2014 and 2015. The analysis indicated that the Company’s shareholders, other than CBay Inc. (but including the Private Exchange Shareholders), would receive 22.5% of the outstanding common equity of the combined company following consummation of the transaction. The analysis also indicated that the Company minority interest (i.e., the portion of the Company not owned by CBay Inc. on the date the opinion was rendered) would contribute 24.9%, 24.4%, 24.1%, 24.0% and 23.9% of revenues to the combined entity in 2011 through 2015, respectively, 25.7%, 24.6%, 24.1%, 23.8% and 23.5% of adjusted EBITDA in 2011 through 2015, respectively, and 24.6%, 23.3%, 22.8%, 22.3% and 22.1% of net income in 2011 through 2015, respectively.
     In addition, Moelis reviewed the potential pro forma effect of the Private Offer and the Public Exchange Offer (assuming 100% acceptance of the Public Exchange Offer) on MedQuist Holdings’ calendar years 2011 and 2012 EPS. Estimated financial data for MedQuist Holdings were based on internal estimates of MedQuist Holdings’ management. Estimated financial data for the Company were based on internal estimates of the Company’s management. Based on the Exchange Ratio, this analysis indicated that:
•	the Private Exchange and the Public Exchange Offer (assuming 100% acceptance of the Public Exchange Offer), would result in implied dilution of 2.4% to MedQuist Holdings’ calendar year 2011 estimated EPS; and

•	the Private Exchange and the Public Exchange Offer (assuming 100% acceptance of the Public Exchange Offer), would result in implied accretion of 3.2% to MedQuist Holdings’ calendar year 2012 estimated EPS.
General
     The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all its analyses.
     No company or transaction used in the analyses described above for purposes of comparison is directly comparable to the Company, MedQuist Holdings or the Public Exchange Offer. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the price at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based on numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.
     The Exchange Ratio was proposed by MedQuist Holdings. Moelis did not recommend any specific exchange ratio or amount of consideration to the Audit Committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the Public Exchange Offer.

     Moelis’ opinion was prepared for the use and benefit of the Audit Committee in its evaluation of the Public Exchange Offer. Moelis was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders (other than the Excluded Persons) of Company Common Stock. In addition, Moelis’ opinion does not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Exchange Ratio. Moelis was not asked to, nor did it, offer any opinion as to the material terms of the Public Exchange Offer or the form of the Public Exchange Offer. Moelis also expressed no opinion as to what the value of MedQuist Holdings common stock will be when issued pursuant to the Public Exchange Offer or the prices at which it will trade in the future. In rendering its opinion, Moelis assumed, with the consent of the Audit Committee, that the final Public Offer Documents do not differ in any material respect from the drafts that Moelis examined, and that MedQuist Holdings would comply with all the material terms of the Public Offer Documents. Moelis also assumed, with the consent of the Audit Committee, that at the closing of the Public Exchange Offer the MedQuist Holdings common stock will be listed on NASDAQ. Moelis was not authorized to and did not solicit indications of interest in a possible transaction with the Company from any party.
     Moelis has acted as financial advisor to the Audit Committee in connection with the Public Exchange Offer and received a fee upon delivery of its opinion. In addition, the Company has agreed to indemnify Moelis for certain liabilities arising out of its engagement.
     The Audit Committee selected Moelis as its financial advisor in connection with the Public Exchange Offer because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.
     Intent to Tender
     To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers and directors intends to tender their shares of Company Common Stock held of record or beneficially owned thereby pursuant to and in connection with the Public Exchange Offer.
Item 5. Persons/Assets Retained, Employed, Compensated or Used.
     The information pertaining to the retention of Moelis by the Audit Committee in Item 4. “The Solicitation or Recommendation—Opinion of Moelis & Company LLC” above is hereby incorporated by reference in this Item 5.
     Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to holders of Company Common Stock on its behalf concerning the Public Exchange Offer. The Company has not authorized anyone to give information or make any representation about the Public Exchange Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference to this Statement. Therefore, the Company’s shareholders should not rely on any other information not otherwise set forth herein or incorporated herein by reference.
Item 6. Interest in Securities of the Subject Company.
     No transactions with respect to Company Common Stock have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of its executive officers, directors,

affiliates or subsidiaries, other than MedQuist Holdings’ entry into an amendment to the Private Exchange Agreement relating to the Private Exchange on December 30, 2010 and the closing of the Private Exchange on February 11, 2011. See Item 2. “Identity and Background of Filing Person—Public Exchange Offer.”, which is hereby incorporated by reference in this Item 6.
Item 7. Purposes of the Transaction and Plans or Proposals.
     Except as set forth in this Statement or as may be incorporated by reference herein, neither the Company nor the Audit Committee is undertaking or engaged in any negotiations in response to the Public Exchange Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person, (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.
     Except as set forth in this Statement or as may be incorporated by reference herein, to the knowledge of the Company and Audit Committee, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Public Exchange Offer that relate to one or more of the matters referred to in the preceding paragraph.
Item 8. Additional Information.
     Appraisal Rights
     No appraisal rights are available to holders of shares of Company Common Stock in connection with the Public Exchange Offer.
     Short-Form Merger
     In the event MedQuist Holdings does not acquire all of the outstanding shares of Company Common Stock in the Public Exchange Offer but acquires at least 90% of the outstanding Company Common Stock, MedQuist Holdings has stated that it may be able to utilize a short-form back-end merger through Section 267 of the DGCL in order to increase its ownership in the Company to 100%.
     Under Section 267 of the DGCL, if (i) at least 90% of the outstanding shares of each class of stock of a corporation is owned by an entity, (ii) one of the entities is a Delaware corporation and (iii) the entity that is not a Delaware corporation is an entity of a state, the laws of which do not forbid such merger, the entity having such stock ownership may either merge the entity into itself and assume all of its obligations, or merge itself into the other entity. If the required 90% threshold is attained, Section 267 of the DGCL would permit MedQuist Holdings to merge the Company into itself or CBay Inc. without approval by the Company’s shareholders if such merger is not forbidden by the laws of New Jersey.
     Section 14A:10-7(4) of the NJBCA provides that a non-New Jersey corporation owning at least 90% of the outstanding shares of each class and series of a New Jersey corporation may merge the other corporation into itself, or merge itself into any subsidiary corporation, without approval of the shareholders of either corporation, provided that the board of directors of the parent corporation approves a plan of merger. However, the New Jersey courts have not interpreted Section 14A:10-7(4) in the context of Section 14A:10A regarding certain business combinations (discussed below). The Company understands from MedQuist Holdings that it has not made any determination as to whether, if the conditions of Section 267 of the DGCL and Section 14A:10-7(4) of the NJBCA are met in relation to the Company, it would engage in a merger with the Company.
     State Takeover Laws
     The Company is incorporated under the laws of the State of New Jersey and is subject to Sections 14A:10A-4 and 14A:10A-5 of the NJBCA. Such provisions of the NJBCA restrict the ability of certain persons to acquire control of a New Jersey corporation. In general, a corporation organized under the laws of New Jersey with its principal executive offices or significant business operations in New Jersey (a “resident domestic corporation”) may not engage in a business combination with an interested shareholder for a period of five (5) years following the interested shareholder becoming such, unless the business combination is approved by the board of directors of the resident domestic corporation prior to such interested shareholder’s stock acquisition date. An “interested shareholder” is any person (other than the resident domestic corporation or its subsidiary) that (1) is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the resident domestic corporation, or (2) is an affiliate or associate of that resident domestic corporation who, at any time within the five (5) year period immediately prior to the date in question, was a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation.
     In addition, after the five-year period, a resident domestic corporation may not engage in a business combination with an interested shareholder other than (1) a business combination approved by the board of directors of such resident domestic corporation prior to such interested shareholder’s stock acquisition date, (2) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting for such purpose, or (3) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder or available in the marketplace.
     In August 2008, MedQuist Holdings, through CBay Inc., acquired over 10% of the outstanding shares of Company Common Stock from Philips. The Board of Directors did not approve future business combinations with MedQuist Holdings or CBay Inc. prior to the date of such acquisition for purposes of the provisions of Section 14A:10A of the NJBCA. MedQuist Holdings has stated that it believes the provisions of Section 14A:10A of the NJBCA apply to MedQuist Holdings and CBay Inc.
     Shareholder Action
     On or about February 10, 2011, plaintiff Joseph F. Lawrence filed a purported shareholder class action complaint in the Superior Court of New Jersey, Burlington County (Chancery Division). In the complaint, the plaintiff purports to be a shareholder of the Company and seeks to represent a class of Company minority shareholders in pursuit of claims against defendants, the Company, MedQuist Holdings, and Company board members, Robert M. Aquilina, Frank Baker, Peter Berger, John F. Jastrem, Colin J. O’Brien, Warren E. Pinckert, Michael Seedman, and Andrew Vogel.
     Plaintiff alleges that the defendants breached certain fiduciary duties they owed to minority shareholders in connection with the structuring and disclosure of the Exchange Offer. Among other things, the plaintiff contends that (a) the Exchange Offer is procedurally and financially unfair, (b) the January 21, 2011 Schedule 14D-9 that the Company filed with the SEC and the February 3, 2011 Prospectus that MedQuist Holdings filed with the SEC are materially misleading and incomplete, and (c) the Exchange Offer was structured by the defendants in order to circumvent the provisions of the New Jersey Shareholder Protection Act. Plaintiff seeks, among other things, preliminary and permanent injunctive relief enjoining consummation of the Exchange Offer, unspecified damages, pre- and post-judgment interest and attorneys’ fees and costs.
     On February 15, 2011, the plaintiff filed an Order to Show Cause in the Superior Court of New Jersey, Burlington County (Chancery Division). In the Order to Show Cause plaintiff seeks expedited discovery and setting a briefing and hearing schedule for a preliminary injunction application that plaintiff intends to file. Plaintiff seeks to have its preliminary injunction application fully briefed and heard by the Court on or before March 2, 2011.
     The Company denies any liability and intends to vigorously defend itself in the action.
     Where You Can Find More Information
     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

     The SEC allows the Company to “incorporate by reference” information into this Statement, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained directly in this Statement.
     Certain Forward-Looking Statements
     This Statement, and the information incorporated by reference herein, contain forward-looking statements as defined by the federal securities laws, which are based on the Company’s current expectations and assumptions. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Important factors that may cause or contribute to such differences include the possibility that future results of the Company, MedQuist Holdings and their respective affiliates differ from the expectations and assumptions used by the Audit Committee, uncertainties as to the timing of the Public Exchange Offer; uncertainties as to how many shareholders of the Company will tender their shares in the Public Exchange Offer; the possibility that various closing conditions for the Public Exchange Offer may not be satisfied or waived; uncertainties as to whether and to what extent there will be a premium upon completion of the Public Exchange Offer; the risk that the market price of the Company Common Stock may decline if the Public Exchange Offer is not completed or is delayed; the risk that the Company Common Stock may be delisted from NASDAQ and deregistered from the SEC’s reporting requirements, which may adversely affect the liquidity and value of shares of Company Common Stock; transaction costs; and such other factors as are set forth in the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the SEC including, without limitation, the risk factors detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and in the Prospectus. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Item 9. Exhibits.
     The following exhibits are filed herewith or incorporated by reference as part of this Statement:

Exhibits

(a)(1)	Prospectus and Offer to Exchange (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-170003) originally filed by MedQuist Holdings on October 18, 2010, as amended December 2, 2010, January 28, 2011 and February 2, 2011 (the “Registration Statement”))

(a)(2)	Letter of Transmittal, dated February 4, 2011 (incorporated by reference to Exhibit 99A.1.B to the Schedule TO filed by MedQuist Holdings on February 4, 2011)

(a)(3)	Press Release, dated October 19, 2010, of MedQuist Holdings (incorporated by reference to Prospectus filed pursuant to Rule 425, dated October 19, 2010, filed by MedQuist Holdings on October 19, 2010)

(a)(4)	Press Release, dated October 1, 2010, of MedQuist Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MedQuist Inc. on October 6, 2010)

Exhibits

(a)(5)	Press Release, dated October 18, 2010, of MedQuist Inc. (incorporated by reference to Prospectus filed pursuant to Rule 425, dated October 22, 2010, filed by MedQuist Inc. on October 22, 2010)

(a)(6)	Press Release, dated February 3, 2011, of MedQuist Holdings (incorporated by reference to Exhibit 99.A.5.A to the Schedule TO filed by MedQuist Holdings on February 3, 2011) announcing the Public Exchange Offer.

(a)(7)	Opinion of Moelis & Company LLC to the Audit Committee of the Board of Directors of MedQuist Inc., dated January 21, 2011 (included as Annex I to this Statement)

(a)(8)	Press Release, dated February 11, 2011, of MedQuist Holdings (incorporated by reference to Exhibit 99.A.5.C to the Amendment No. 1 to Schedule TO filed by MedQuist Holdings on February 11, 2011) announcing the closing of the MedQuist Holdings IPO and the Private Exchange.

(a)(9)	Shareholder complaint filed on February 10, 2011 in the Superior Court of New Jersey, Burlington County (Chancery Division)

(e)(1)	Certificate of Incorporation of MedQuist Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 2005, filed by MedQuist Inc. on July 5, 2007 (the “2005 10-K”))

(e)(2)	Second Amended and Restated By-Laws, as amended, of MedQuist Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by MedQuist Inc. on July 15, 2008)

(e)(3)	Sections entitled “Election of Directors,” “Stock Ownership of our Directors, Executive Officers, and 5% Beneficial Owners” and “Certain Relationships and Related Transactions,” in the Definitive Proxy Statement on Schedule 14A of MedQuist Inc. (incorporated by reference to the Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of MedQuist Inc., filed by MedQuist Inc. on November 30, 2010 (the “2010 Proxy Statement”))

(e)(4)	Section entitled “Governance of the Company—Compensation of Directors” in the Definitive Proxy Statement on Schedule 14A of MedQuist Inc. (incorporated by reference to the 2010 Proxy Statement)

(e)(5)	1992 Stock Option Plan of MedQuist Inc., as amended (incorporated by reference to Exhibit 10.2 to the 2005 10-K)

(e)(6)	Nonstatutory Stock Option Plan for Non-Employee Directors of MedQuist Inc. (incorporated by reference to Exhibit 10.3 to the 2005 10-K)

(e)(7)	MedQuist Inc. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the 2005 10-K)

(e)(8)	Form of Award Agreement under the MedQuist Inc. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the 2005 10-K)

(e)(9)	1996 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the 2005 10-K)

Exhibits

(e)(10)	MedQuist Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.7 to the 2005 10-K)

(e)(11)	Form of Management Indemnification Agreement between MedQuist Inc. and Certain Officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on August 28, 2007)

(e)(12)	First Amendment to the Form of Management Indemnification Agreement between MedQuist Inc. and Certain Officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on August 25, 2008)

(e)(13)	Indemnification Agreement, dated as of February 21, 2008, between MedQuist Inc. and Warren Pinckert (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on February 22, 2008)

(e)(14)	Employment Agreement between Peter Masanotti and MedQuist Inc., dated September 3, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on September 9, 2008)

(e)(15)	Indemnification Agreement, dated November 21, 2008, between MedQuist Inc. and Peter Masanotti (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on November 28, 2008)

(e)(16)	Amended and Restated Stock Option Agreement between Peter Masanotti and MedQuist Inc., dated March 2, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on March 6, 2009)

(e)(17)	MedQuist Inc. Long-Term Incentive Plan adopted on August 27, 2009 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by MedQuist Inc. on November 9, 2009)

(e)(18)	Services Agreement between MedQuist Inc. and CBay Inc., dated September 19, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on September 24, 2009)

(e)(19)	Transcription Services Subcontracting Agreement between MedQuist Inc. and CBay Systems & Services, Inc., dated March 31, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on April 6, 2009)

(e)(20)	Stock and Asset Purchase Agreement, dated April 15, 2010, among Spheris Holding II, Inc., Spheris Inc., Spheris Operations LLC, Vianeta Communications, Spheris Leasing LLC, Spheris Canada Inc., CBay Inc. and MedQuist Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on April 21, 2010)

(e)(21)*	Sales & Services Agreement, dated March 9, 2010, between MedQuist, Inc. and CBay Systems & Services, Inc. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by MedQuist Inc. on May 10, 2010)

Exhibits

(e)(22)*	Amendment No. 1 to the Sales & Services Agreement, dated July 26, 2010, between MedQuist, Inc. and CBay Systems & Services, Inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by MedQuist Inc. on November 9, 2010)

(e)(23)*	Amendment No. 1 to the Subcontracting Agreement, dated July 26, 2010, between MedQuist, Inc. and CBay Systems & Services, Inc. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by MedQuist Inc. on November 9, 2010)

(e)(24)	Credit Agreement, dated October 1, 2010, among CBay Inc., MedQuist Inc. and MedQuist Transcriptions, Ltd., MedQuist Holdings, the lenders and L/C issuers from time to time parties thereto, General Electric Capital Corporation, as administrative agent and collateral agent, and other agents party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on October 6, 2010)

(e)(25)	Senior Subordinated Note Purchase Agreement, dated September 30, 2010, among CBay Inc., MedQuist Holdings, MedQuist Inc., MedQuist Transcriptions, Ltd., Blackrock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit, Inc. as Purchasers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by MedQuist Inc. on October 6, 2010)

(e)(26)	Guaranty and Security Agreement, dated as of October 1, 2010, among CBay Inc., MedQuist Inc., MedQuist Transcriptions, Limited, General Electric Capital Corporation, as Administrative Agent and Collateral Agent, and Each Other Guarantor party thereto (incorporated by reference to Exhibit 10.3 to MedQuist Holdings’ Amendment No. 1 to Form S-1 (File No. 333-169997) filed by MedQuist Holdings on November 26, 2010)

(e)(27)	Guaranty Agreement, dated as of September 30, 2010, among MedQuist Holdings, MedQuist IP LLC, MedQuist CM LLC, MedQuist Delaware, Inc. and Each Other Guarantor From Time to Time Party Hereto, BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit Inc. (incorporated by reference to Exhibit 10.4 to MedQuist Holdings’ Amendment No. 1 to Form S-1 (File No. 333-169997) filed by MedQuist Holdings on November 26, 2010)

(e)(28)	Subordination and Intercreditor Agreement, dated October 1, 2010, among BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit, Inc., CBay Inc., MedQuist Inc., MedQuist Transcriptions Ltd. and General Electric Corporation (incorporated by reference to Exhibit 10.5 to MedQuist Holdings’ Amendment No. 1 to Form S-1 (File No. 333-169997) filed by MedQuist Holdings on November 26, 2010)

(e)(29)	Exchange Agreement, dated as of September 30, 2010, between MedQuist Holdings and the investors signatories thereto (incorporated by reference to Exhibit 4.4 to MedQuist Holdings’ Amendment No. 1 to Form S-1 (File No. 333-169997) filed by MedQuist Holdings on November 26, 2010)

(e)(30)	Form of Stockholders Agreement of MedQuist Holdings (incorporated by reference to Exhibit 10.10 to MedQuist Holdings’ Amendment No. 1 to Form S-1 (File No. 333-169997) filed by MedQuist Holdings on November 26, 2010)

Exhibits

(e)(31)	Trade Name License Agreement, dated November 23, 2010, between MedQuist Inc. and MedQuist Holdings (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MedQuist Inc. on December 1, 2010)

(e)(32)	Amendment No. 1 to Exchange Agreement, dated December 30, 2010, between MedQuist Holdings and the investors signatories thereto (incorporated by reference to Exhibit 4.4.1 to MedQuist Holdings’ Amendment No. 2 to Form S-1 (File No. 333-169997) filed by MedQuist Holdings on January 5, 2011)

*	Portions of this Exhibit are omitted and filed separately with the Secretary of the SEC pursuant to an order for confidential treatment from the SEC.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MEDQUIST INC.
By:	/s/ Mark R. Sullivan
	Name:	Mark R. Sullivan
	Title:	General Counsel, Chief Compliance Officer & Secretary

Dated: February 16, 2011

Annex I

1999 Avenue of the Stars 19th FLOOR LOS ANGELES, CALIFORNIA 90067 T 310.443.2300 F 310.443.8700
January 21, 2011
Audit Committee of the Board of Directors
MedQuist Inc.
1000 Bishops Gate Boulevard Suite 300
Mount Laurel, NJ 08054
Members of the Audit Committee:
     You have requested our opinion as to the fairness from a financial point of view to the shareholders of MedQuist Inc. (the “Company”), other than CBaySystems Holdings Limited, American Hallmark Insurance Company of Texas, Black Horse Capital Management LLC, Costa Brava Partnership III, L.P., Newcastle Partners, L.P. (including their affiliates, the “Excluded Persons”), of the Exchange Ratio (as defined below) to be received by such shareholders pursuant to the terms and subject to the conditions of the Offer to Exchange (the “Exchange Offer”) set forth in the prospectus (the “Prospectus”) contained in a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission by CBaySystems Holdings Limited (the “Acquiror”) on October 18, 2010 (as filed and amended, the “Registration Statement”) and in the related letter of transmittal, filed as an exhibit to the Registration Statement (taken together with the Prospectus, the “Exchange Offer Documents”). As more fully described in the Exchange Offer Documents, the Acquiror will exchange (the “Transaction”) one (the “Exchange Ratio”) newly issued share of its common stock, par value $0.10 per share (the “Acquiror Common Stock”), for each properly tendered and accepted share of the common stock of the Company, no par value (the “Company Common Stock”). We understand that the Transaction will follow a reverse share split pursuant to which every 4.5 shares of Acquiror Common Stock outstanding prior to the redomiciliation will be converted into one share of Acquiror Common Stock upon the Acquiror’s redomiciliation from a British Virgin Islands company to a Delaware corporation (to be renamed MedQuist Holdings Inc.).
     We have acted as your financial advisor in connection with the Transaction and will receive a fee upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.
     Our opinion does not address the Company’s underlying business decision to recommend the Transaction to its shareholders or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender shares of Company Common Stock in the Transaction. We have not been asked to, nor do we, offer any opinion as to the material terms of the Transaction or the form of the Transaction. We express no opinion as to what the value of Acquiror Common Stock will be when issued pursuant to the Transaction or the prices

I-1

at which it will trade in the future. In rendering this opinion, we have assumed, with your consent, that the final Exchange Offer Documents do not differ in any material respect from the drafts that we have examined, and that the Acquiror will comply with all the material terms of the Exchange Offer Documents. We have also assumed, with your consent, that at the closing of the Transaction the Acquiror Common Stock will be listed on the NASDAQ. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.
     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed relevant; (ii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by the Company; (iii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Acquiror, furnished to us by the Acquiror; (iv) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the combined company, furnished to us by the Company and the Acquiror; (v) conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses (i)—(iv) of this paragraph; (vi) reviewed publicly available financial and stock market data, including valuation multiples, for the Company and the Acquiror and compared them with those of certain other companies in lines of business that we deemed relevant; (vii) compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; (viii) considered certain potential pro forma effects of the Transaction; (ix) reviewed drafts of the Exchange Offer Documents dated January 4, 2011; and (x) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
     In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluation or appraisal. In addition, with respect to the forecasted financial information referred to above, we have assumed at your direction that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Acquiror as to the future performance of their respective companies and the best currently available estimates and judgments of the management of the Company and the Acquiror as to the future performance of the combined company and that such future financial results of the combined company will be achieved at the times and in the amounts projected by management of the Company and the Acquiror.
     Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company or the Acquiror or on the expected benefits of the Transaction.
     This opinion is for the use and benefit of the Audit Committee of the Board of Directors of the Company in its evaluation of the Transaction. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders (other than the Excluded Persons) of the Company Common Stock.

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     In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Exchange Ratio. This opinion has been approved by a Moelis & Company LLC fairness opinion committee.
     Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio to be received by the shareholders of the Company in the Transaction is fair from a financial point of view to such shareholders, other than the Excluded Persons.
Very truly yours,

/s/ MOELIS & COMPANY LLC
MOELIS & COMPANY LLC

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